BRYAN CAVE LLP

700 Thirteenth Street NW

Washington DC 20005-3960

Therese D. Pritchard Direct: 202-508-6252 Fax: 202-508-6200 tdpritchard@bryancave.com ADMITTED ONLY IN MASSACHUSETTS PRACTICE LIMITED TO MATTERS AND PROCEEDINGS BEFORE FEDERAL COURTS AND AGENCIES

July 27, 2007

VIA HAND DELIVERY

Ms. Louise Dorsey Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E.; Mail Stop 5546 Washington, D.C. 20549-5546

Re:

Sequa Corporation

File No. 1-804

Dear Ms. Dorsey:

We have been retained to advise  Sequa Corporation (“Sequa” or “Company”) in connection with concerns raised in comment letters by the Staff of the Division of Corporation Finance (the “Staff”) about Sequa’s accounting for a materials by the operating hour agreement dated as of August 1, 2003 (“Agreement”)1 with United Airlines, Inc. (“Customer”).  Since the time of our retention in late June, we have reviewed the history of this matter, studied and analyzed the Agreement, and spoken with management.  Based on that review, we write to support Sequa’s position that the termination for convenience provision of the Agreement does not prevent the Company from recognizing as revenue certain amounts included in unbilled receivables.  The Company currently recognizes revenue on the Agreement as it performs services, using a proportional performance model as contemplated by Staff Accounting Bulletin Topic 13.2

At issue is what work the Company is required to do and how it is compensated during the period between receipt of a notice of termination for convenience and the effective date of the termination (“Notice Period”) if such a notice were ever to be issued.  In particular, the question is whether the Company is required to stop work upon such a notice and whether the Company is compensated on a time and materials basis for any additional work performed during the Notice Period while continuing to bill on a materials by the hour (“MBOH”) basis for services performed prior to the Notice Period.

The Agreement contains clear and unambiguous contract language directing that Company “discontinue all work” upon a notice of termination.  Nevertheless, the Staff has asserted that the Company must continue to provide full services during the Notice Period based upon the payment provision of the Agreement.  However, the Company respectfully submits that neither the payment provision nor any other clause of this Agreement requires the Company to continue to provide full services after a notice of termination.

The Company’s consistent position is and has been that, upon receipt of a notice of termination for convenience, the Company stops work under Section 20.1 of the Agreement but continues to receive MBOH payments through the Notice Period in accordance with the Agreement.  “Ramp down” services are provided during the Notice Period and thereafter on a time and materials basis under Section 18.2, which is the only article that even discusses transition services.

The key points supporting the Company’s position are:

•

Section 20.1 provides that upon receipt of a notice of termination for convenience, the Company will “discontinue all work” and “place no further orders or subcontracts for materials or services.”  This language categorically refutes the crucial premise of the argument that the Company must continue to provide full services during the Notice Period.  To support such an interpretation, it is necessary to rewrite the Agreement, and transform “discontinue all work” into “continue all work.”  This position is untenable.

•

The Agreement requires MBOH payments to be made for the life of the Agreement.  There is no language in the Agreement stating that contractually obligated MBOH payments cease before the Agreement in fact ends.  These payments are based on flight hours flown and are consideration for services performed.  Thus, in addition to being consistent with the language of the Agreement, this is the only reasonable business result and is not, as the Staff has asserted, a penalty.  There is no windfall to the Company resulting from the receipt of payment for services performed.  By contrast, there would be a windfall to the Customer from application of the Staff’s interpretation.

•

The termination for convenience provision was the subject of significant negotiation prior to execution of the Agreement.  The Customer sought a shorter Notice Period and the Company requested a longer Notice Period.  The Company made this request because in the event of a termination, a longer period of time would provide for it to be compensated for its services through the continuing MBOH payments, not because it was interested in providing the Customer with more time to replace it with a competitor.

•

During the early months of MBOH operation, the Customer sent engines for repair by the Company at an accelerated pace.  Accordingly, the Company requested two extensions of the Notice Period, first one from 60 to 90 days and then another from 90 to 120 days.  It requested these extensions because it had provided more than 60 days of services to Customer that were not yet paid for and the Company needed to be able to receive MBOH payments over a longer period to be compensated for these services.  The Customer agreed to these extensions.

•

Section 18.2 provides that if Customer requests that the Company perform work during a “ramp down,” it is required to pay the Company on a time and materials basis for that work.  It is illogical to suggest that the “ramp down” does not begin upon receipt of a notice of termination.  Such an interpretation would mean the Company would perform no work for 120 days and only then begin ramp down.

We submit that the termination provisions of the Agreement compel the conclusion that work stops but MBOH payments do not stop upon a notice of termination, and that any additional work performed during the Notice Period is paid on a time and materials basis.  Thus, the Company’s current accounting is correct.

Background

Sequa is a diversified industrial company that produces a broad range of products and provides services in six different business segments including aerospace.  Sequa’s aerospace segment consists solely of its subsidiary Chromalloy Gas Turbine Corporation (“Chromalloy”),3 the Company’s largest operating unit.  It repairs and manufactures components for commercial and U.S. military jet aircraft engines.  Chromalloy provides its airline customers with technologically advanced repairs and coatings for turbine airfoils and other critical engine components.

The Agreement and Risk Sharing

The Agreement is a 10-year materials-by-the-hour contract with Customer entered into as of August 1, 2003, a copy of which has been previously provided to the Staff.  The Agreement represents a negotiated sharing of benefits, risks, and costs over the term of the contract. Customer receives (1) needed high quality services on a timely basis and (2) a beneficial payment mechanism (i.e., MBOH).  During the early years of the Agreement, Customer is required to make lower cash payments relative to services provided by the Company.  This situation will reverse in the later stages of the Agreement.

The Agreement compensates the Company for the frontloaded costs through two mechanisms.  First, Customer and the Company have agreed to adjustment mechanisms (based on changes in utilization (flight hours), frequency and severity of shop visits, increases in pricing by the original equipment manufacturers and increases in the consumer price index) to ensure an equitable sharing of costs and risks.  Second, in the event of a termination for convenience by Customer, the Company is paid both on a MBOH basis based on flight hours flown for services previously performed and on a time and materials basis for any incremental work during the Notice Period (as set forth in Section 18.2 of the Agreement).

The Customer RFP and Contract Negotiations

In December 2002, days before it filed for bankruptcy, Customer issued a request for proposals (“RFP”) for an outside entity to take over the job of servicing engine parts and providing replacement parts for all of the Pratt &Whitney 2000 series engines owned or leased and operated by Customer.  The arrangement sought by Customer involved material-by-the-hour billing.  Therefore, the supplier would be compensated on a MBOH basis, which means that it would receive payment based on an agreed hourly rate, multiplied by the number of hours that the engines had been operated in the air during the prior month, rather than payment based on the specific services and parts provided by the supplier.

In preparing its bid, Chromalloy, through its discussions with Customer, developed a model to forecast the total amount of services and parts to be provided over the life of the 10-year Agreement, and to determine an hourly rate that would fully compensate Chromalloy for the fair value of that work over the life of the Agreement.  The forecast in this model was that the engines covered by the contract would incur 870 shop visits over the 10 years.  At the same time, however, in light of the number of parts reaching their life limits in the first five years of the Agreement’s term, it was evident that the quantity of annual shop visits (both in terms of amount and severity) would be greater in the earlier years than in the later years.  As a result, Chromalloy’s billings in the early years would be less than the fair value of its work.  However, this situation would be reversed in the later years.

During negotiations, the Customer insisted on a right of termination for convenience.  Chromalloy advised the Customer that without a Notice Period of sufficient length to allow it to be fairly compensated for the services it would have already performed, it would not agree to a termination for convenience clause.  The Customer initially proposed a 30 day Notice Period.  Chromalloy requested 90 days.  The parties settled on 60 days, on the expectation that the length would be sufficient to remedy any disparity between services performed and payments made, and that it could be revisited in the event it provided insufficient time for Chromalloy to be paid for its prior work.

Immediately after MBOH operation under the Agreement began in March 2004, 4  as noted above, the amount of work being performed by the Company exceeded the parties’ expectations.  In order to be assured of payment and thus be able to recognize the revenue to be received for the services provided, the Company requested and the Customer agreed to amend the Agreement to extend the period, first in August 2004 to 90 days, and then in November 2004 to 120 days.  Thus, Chromalloy was assured that the continuing MBOH payments would compensate it for the difference between the value of the services Chromalloy had rendered and the amount Customer had paid in the event of termination for convenience.

The Agreement

The key provisions relevant to this discussion are in Articles 3, 18 and 20 of the Agreement.  The payment method is set forth in Article 3.2, which states, in relevant part: “For Services performed on a MBOH basis, Appendix 2 (Monthly Flight Hours Update) will be authorized and verified within fifteen (15) days of the end of each month.  United will pay for Services and Products within fifteen (15) days after completion and acceptance of Appendix 2 by United and Seller.”  This payment method is used solely to calculate the payments due and is not tied to the services performed in the prior month.

Thus, Customer certifies to Chromalloy each month on Appendix 2 the number of hours the engines were in the air during the prior month, and that number is multiplied by the hourly rate.  The resulting amount is billed for that period under the MBOH basis regardless of the amount of services provided by Chromalloy.

The Agreement also provides for payment on a time and materials basis.  Section 3.2 states: “For services performed on a time and materials basis, the payment terms shall be net thirty (30) days from completion of Service and receipt of Seller’s invoice.”

Article 20 sets forth Customer’s right of “termination for convenience.”  It provides:

United may terminate this Agreement, in whole or part, by giving notice to Seller at least 60 days5 prior to the effective date of such termination.  After receipt of any such notice of termination, Seller will (i) discontinue all work with respect to that part of this Agreement so terminated by United, (ii) place no further orders or subcontracts for materials or services as to that part of the work terminated, and (iii) take such other reasonable action as may reduce the termination costs due Seller under this Article.

Section 18.2 further provides for an “End State Transition” in case of termination.  It states:

In the event this agreement is terminated by either party, both parties agree to effect a ramp down of work to be performed by Seller.  Charges will be covered under T&M rates, Appendix 4.  The transition is to be accomplished within 120 days utilizing a gradual transition of Parts and Services.  This transition it [sic] is intended to mitigate disruption to United’s maintenance operation.  United to provide a ramp down timeline of Parts and Services at its discretion.

Staff Comment Letters and Company Responses

As noted above, the Staff has taken inconsistent positions on its interpretation of the Agreement during a series of comment letters and responses that concerned Sequa’s Forms 10-K for 2005 and 2006.  In a February 2007 comment letter, the Staff stated: “We have read the August 15, 2003 agreement (“Agreement”) between United Airlines (“UA”) and Chromalloy Gas Turbine Corp. (“CGTC,” “you”) and we believe there is no basis for your assertion that, under this Agreement, you are entitled to billings at a baseline number of hours at specified rate during the notification period prior to the effective date of a termination.”  In the February 20, 2007 letter, the Staff asserted that under the Agreement, Chromalloy had no right to receive MBOH payments during a Notice Period because Section 20.1 “clearly indicates that all Services will immediately stop if UA exercises its right to provide notice to terminate.”

Weeks later, after the Company responded to the Staff and the Staff advised the Company that it had no further comments, in a May 10, 2007 letter, the Staff once again raised the issue.  This time the Staff’s contract interpretation was the opposite of its interpretation in the February 20 letter on the same provisions.  It stated in the May 10 letter that under the Agreement, Chromalloy was required to provide full services, and would be paid on an MBOH basis during any Notice Period (“we believe you are required to provide MBOH services during the Notice Period”), and that the payment to Chromalloy on a time and materials basis under Section 18.2 did not begin until after the Agreement had terminated.  In conversations, the Staff suggested that the “stop work” provision cannot mean “stop work” because that is “unrealistic,” and therefore the Staff seems to have read it out of the Agreement.

The Staff’s new interpretation is identical to that advanced by Customer in its response to a March 30, 2007 comment letter concerning its Form 10-K for the year ended December 31, 2006.  In two response letters, Customer asserted that (i) during the Notice Period, Chromalloy is obligated to continue providing full services on an MBOH basis, and Customer continues to pay Chromalloy on an MBOH basis; (ii) during the Notice Period, Chromalloy does not provide any services on a time and materials basis, and the ramp down of services does not begin; and (iii) the ramp down (with time and materials payment) begins only after the Agreement has terminated.  Significantly, Customer in its letters did not explain how its interpretation is consistent with the “stop work” provision of the Agreement or why the ramp down provision is not in the survival clause.  Indeed, this interpretation would provide Customer with a windfall if it were to terminate the Agreement when the services provided by the Company greatly exceeded the MBOH payments made.

Argument

The Company respectfully submits that its position is the only one that is supportable under the language, background, structure and purpose of the Agreement.  It is the only position that gives effect to Article 20’s requirement that the Company stop work and place no further orders for materials or services during the Notice Period.

1.

Section 20.1 Clearly Provides That Chromalloy

Discontinue Work Upon Notice of Termination

As discussed above, Section 20.1 of the Agreement states that if Customer issues a notice of termination, Chromalloy must “(i) discontinue all work with respect to that part of this Agreement so terminated by Customer, (ii) place no further orders or subcontracts for materials or services as to that part of the work terminated, and (iii) take such other reasonable action as may reduce the termination costs under this Article.” (emphasis supplied).  If Chromalloy ceases placing orders and subcontracts, it can no longer maintain the inventory and service capability needed to continue providing full-fledged service of all of Customer’s needs during the Notice Period.

The interpretation that the Company must continue all work upon receipt of a notice of termination requires reading the Agreement as if Section 20.1’s mandates to “discontinue all work” and “place no further orders” do not exist.  “Under New York law, which governs this contract, an interpretation of a contract that has ‘the effect of rendering at least one clause superfluous or meaningless . . . is not preferred and will be avoided if possible.’”  Galli v. Metz, 973 F.2d 145, 149 (2d Cir. 1992).  See also Rothenberg v. Lincoln Farm Camp, Inc., 755 F.2d 1017, 1019 (2d Cir. 1985); Lawyers’ Fund for Client Protection v. Bank Leumi Trust Co. of N.Y., 94 N.Y.2d 398, 404, 706 N.Y.S.2d 66, 69-70 (2000).

Here, that interpretation does more than render the provision meaningless; it converts it into its opposite, making “discontinue work” mean “continue work.”  Moreover, it makes it impossible for the Company to comply with the provision to “place no further orders” if it has to continue to provide services that require parts and materials not in its inventory.

In response to the clear language of the Agreement, the Staff’s May 10 letter states only that “it is unreasonable to assume that the parties would stop work so abruptly.”  This is not contract interpretation, but rather use of conjecture and speculation to negate an explicit contractual provision.  Indeed, the Agreement contains a provision (Section 18.2) entitled “End State Transition,” which can and should be read to direct what happens during a “ramp down” phase in the event of a notice of termination.  Thus, upon receipt of a notice of termination, work stops and a “ramp down” begins, during which Chromalloy will continue to provide a steadily decreasing amount of services on a time and materials basis.

2.

Under Either Interpretation of Section 18.2, It Is

Clear That The Company Continues to Receive MBOH

Payments Under 3.2 During the Notice Period To Recover Its Costs

The Staff places great weight on the language of Section 3.2 that provides for MBOH payment “For Services performed on a MBOH basis, . . .”  The Staff seeks to portray the Company’s position as seeking MBOH payment for services not performed on a MBOH basis.  This is simply incorrect, however, because in billing on a MBOH basis during a Notice Period, Chromalloy would be billing for services that it did perform on a MBOH basis.

There is nothing in the Agreement that requires that MBOH billings in a given month relate to services provided in the immediately preceding month, as the Staff’s argument assumes.  If the parties had intended to specify that in the Agreement, they could easily have done so, but they did not.  Under a MBOH approach, outside of the context of a termination, even if a service provider did no work in a given month it would still be entitled to send its bill the next month based on hours flown the previous month.  The expectation in this and other MBOH billing arrangements is that, while services and payments may not match in a given month, over the life of the Agreement, the Company receives payment for all services rendered.  So long as the MBOH bills are issued for “services performed on a MBOH basis,” such billing is consistent with Section 3.2.  Similarly, the adjustment provisions of the Agreement are consistent with this approach, since they contemplate that services provided one year could be effectively paid for in part the following year in the form of an increased hourly rate based on higher-than-projected usage the previous year.

Nor does Section 20.1 or any other provision of the Agreement state that MBOH payments cease upon the giving of a notice of termination.  Again, had the parties wanted to provide for this (as they provided that Chromalloy would “discontinue work” upon a notice of termination), they could readily have done so in the Agreement.  They did not, further supporting the conclusion that Chromalloy is entitled to receive MBOH payments until the Agreement terminates.

This position, moreover, is the only one consistent with the various adjustment provisions of the Agreement, which provide for Chromalloy to catch up in the event the fair value of services performed exceeds the bills generated by application of the hourly rate.  These adjustment provisions enable Chromalloy to recover in later years for the costs of earlier years if the work required significantly exceeds assumptions, or if costs rise by a certain amount.  The Staff’s view would assume that the parties agreed to all of these carefully calibrated adjustment provisions over the 10-year life of the Agreement, but that they then agreed to allow the Customer to avoid these provisions by terminating for convenience at a time when the work performed/hourly billings balance was in its favor.  This is not a rational interpretation of how sophisticated parties would structure their relationship.6

The conduct of both parties to the Agreement, described above, is entirely consistent with Chromalloy’s interpretation of the Agreement.  Thus, in pre-contract negotiations, it was the Customer who sought a shorter Notice Period, and Chromalloy who requested a longer one.  Similarly, after execution of the Agreement, it was Chromalloy who twice sought extensions lengthening the Notice Period.  In each case, Chromalloy did so because the fair value of the work performed was exceeding the hourly billings generated by more than the amount that would have been recovered by MBOH billings during the then-existing Notice Period.  Under the Staff’s interpretation, by seeking such extensions, Chromalloy would have been acting contrary to its interests by prolonging its obligation to provide services without receiving full compensation.

For the Company to catch up on payment for work done prior to the Notice Period through MBOH billings during the Notice Period, it is necessary that the Company be compensated as well for any additional work done during the Notice Period.  This is accomplished through the “End State Transition” provision of Section 18.2.  Chromalloy believes that the “End State Transition” starts upon a notice of termination.  Alternatively, the same result would be accomplished even applying the Staff’s and Customer’s view that the ramp down begins upon termination of the Agreement.

Under Chromalloy’s position, i.e., that the ramp down begins upon receipt of a notice of termination, since any requested work during the Notice Period will be paid for on a time and materials basis pursuant to Section 18.2, the MBOH payments would enable the Company to recover the costs of its pre-notice work.  This is a fair result, consistent with the terms of the Agreement, and logical in that it addresses the Customer’s business need to begin to reduce services from Chromalloy and to transition gradually to a new provider.  In short, it is the best explanation for why there is a Notice Period at all.

Moreover, the Agreement contains a survival clause, in which the parties specified those provisions that would survive after the end of the Agreement.  The ramp down of Section 18.2 was not included in that survival clause.  This omission weighs heavily against the argument that the ramp down does not even begin until after the end of the Agreement.  The Staff has not disputed this point and its only response has been that the parties must have left out the ramp down provision from the survival clause by oversight.  Here again, this is not contract interpretation but speculation.  Thus the ramp down would begin, as the Company maintains, upon a notice of termination, not the effective date of the termination.

Further, even under the second interpretation, i.e., that the ramp down begins upon termination of the Agreement, since the Company stops work on an MBOH basis during the Notice Period, it will still incur no further costs while it continues to receive MBOH payments.  If Customer requests that the Company perform work during the Notice Period, the parties will have to negotiate the payment for such work, enabling the Company to be compensated.

In its comment letters and telephone calls with the Company and its counsel, the Staff has suggested that the Company’s interpretation would amount to a “penalty” on the Customer, and that the Company would receive a windfall that would nullify the risk that it took in entering into the Agreement.  This view ignores the fact that services that have not yet been paid for were provided by the Company, and it misconceives the nature of the Agreement.

Although the imbalance between monthly billings and value of services provided will reverse in the Agreement’s later years, this does not constitute a windfall to the Company.  First, only the Customer has the right to terminate for convenience, and it controls the timing of any such termination.  Thus there is no realistic prospect that a termination would be exercised in a manner that benefits Chromalloy or burdens the Customer.  Further, a termination at any stage will still harm Chromalloy because even if it receives payments during a Notice Period, it would still lose the benefit of the remainder of the Agreement.

3.

The Staff Should Not Substitute Its Contract Interpretation

Where a Party’s Interpretation is Reasonable

As set forth above, Sequa’s interpretation is the only one that gives effect to all of the relevant language in the Agreement.  The counter-interpretations require rewriting the Agreement or reading provisions out of the Agreement in order to support the result, whereas the Company’s view harmonizes the relevant provisions.  Under basic rules of contract interpretation, the Company’s position is the correct one.  In any event, the Company’s position is certainly a reasonable interpretation.  Under such circumstances, the Company submits that the Staff should not place itself in the role of ultimate arbiter of a hypothetical contract dispute between two parties, and it therefore should not impose its own interpretation in favor of an issuer’s reasonable interpretation of a contract.  Accordingly, it should not insist that the Company restate its financial statements.

Conclusion

Sequa has advanced what is unquestionably a valid position concerning the Agreement, well supported by the contractual language and established rules of interpretation.  It has correctly accounted for the revenue generated by its performance under the Agreement.  The Staff should not require Sequa to restate based upon an interpretation that ignores critical provisions of the Agreement and contract law.  The Company also has a concern that such action by the Staff has the potential to create issues between parties to an agreement where none exists.

Accordingly, Sequa respectfully requests that the Division of Corporation Finance close its questioning in comment letters regarding the Company’s 2006 report on Form 10-K.  The accounting application and conclusions discussed in this letter have been reviewed and approved by the national offices of both Ernst & Young LLP and KPMG LLP.  As we previously discussed, if the Staff continues to have any questions or comments, we look forward to meeting with you.  Please feel free to contact me at (202) 508-6252.

*  *  *  *  *

The Company acknowledges:

•

the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Therese D. Pritchard

Therese D. Pritchard

_______________

cc:

Michael Fay, Branch Chief , U.S. Securities and Exchange Commission, Division of Corporation Finance

Kenneth Binder, Executive Vice President, Finance, Sequa Corporation

John J. Dowling, III, Esq., Senior Vice President, Legal, Sequa Corporation

Christine Richardson, Vice Chairman and CEO, Chromalloy Gas Turbine Corporation

Donna M. Costello, Vice President and Controller, Sequa Corporation

Joseph Duggan, KPMG LLP

Jon Fehleison, Partner,  Department of Professional Practice, KPMG LLP

Peter Tryhane, Ernst & Young LLP

Jeff S. Slate, Partner, National Accountings Standards, Ernst & Young LLP

Ashwinpaul C. Sondhi, A.C. Sondhi & Associates,

W. Leslie Duffy, Esq., Cahill Gordon & Reindel LLP

Eric Rieder, Esq.  Bryan Cave LLP

Footnotes

1

The Agreement is entitled Piece Part MBOH Agreement, entered into as of August 1, 2003,

by and between Chromalloy Gas Turbine Corporation and United Air Lines, Inc. (UAL Contract    No. 155340).

2

The Company also considered SAB 104, which provides that “the portion of revenue subject to customer cancellation and refund must be deferred until no longer subject to that contingency.”   Based on the interpretation of the Agreement set forth in this letter, none of the revenue recognized by the Company in connection with the Agreement is subject to a cancellation or refund contingency.

3

The term “Chromalloy” is used interchangeably with the Company or Sequa in this letter.

4

Although the Agreement was executed in August 2003, since Chromalloy had been providing some services to Customer already, the Agreement provided for an initial 120-day transition period during which services were provided on a time and materials basis.  Chromalloy began to bill on a MBOH basis starting in March, 2004.

5

As set forth above, Chromalloy sought and received an extension of the notice period from 60 to 90 days, and then from 90 days to 120 days.

6

Under basic principles of contract law, it is necessary to consider the history, purpose and structure of the Agreement in rendering an interpretation.  See Aron v. Gillman, 309 N.Y. 157, 163 (1955) (“It is well settled that in construing the provisions of a contract we should give due consideration to the circumstances surrounding its execution, to the purpose of the parties in making the contract, and, if possible, we should give to the agreement a fair and reasonable interpretation”); Sutton v. East River Savings Bank, 55 N.Y.2d 550, 450 N.Y.S.2d 460 (1982) (the aim of contract interpretation “is a practical interpretation of the expressions of the parties to the end that there be a realization of their reasonable expectations.  Concordantly … not merely literal language, but whatever may be reasonably implied therefrom must be taken into account.”).